Dejour Energized by Uranium Search in Athabasca Basin

Dejour Enterprises Ltd. (TSX-V: DJE, TSX-V: DJE.WT, OTC: DJEEF, FRANKFURT: D5R)
Shares Issued: 50,769,722
Last Close: 06/05/2006 – CDN $1.85

June 6, 2006 – News Release

Vancouver, BC, Canada

Dejour updates shareholders on the Company’s 2006 search for rich uranium deposits unique to the Athabasca Basin, northern Saskatchewan, Canada.

Since the beginning of 2006, Dejour has, at a cost of approx $2.1 million, carried out ground geophysical surveys and diamond drilling on three of its fifteen, 100% owned, uranium properties in the Athabasca Basin in Northern Saskatchewan. The three properties currently undergoing exploration are R-Seven, Meanwell Lake and Sand Hill Lake, situated between two recent uranium discoveries - Centennial to the east and  Shea Creek to the west.

Through Patterson Geophysics, the most experienced geophysical group in the Athabasca Basin, Dejour completed ground TDEM surveys to better delineate some of the 250 line kilometers of significant basement EM conductors defined by Fugro’s state of the art deep penetrating GEOTEM 1000 and Megatem II airborne surveys in 2005. Twelve grids were surveyed on the three properties and the results were interpreted by Dejour’s geophysical consultants in Vancouver. The resulting EM conductors defined by these surveys, along with the geophysical, geochemical and geological anomalies defined by previous operators became the targets for drill testing in this initial phase of diamond drilling.  Hy-Tech Drilling Inc. of Smithers, BC was awarded the 5000 meter Phase 1, helicopter assisted, drilling program. The first hole was collared on April 7, 2006.

As of June 1, 2006, fifteen holes have been completed, totaling approx 5500 meters. Radioactivity was noted in six of these holes, with significant bleaching, unconsolidation, local structural disruption and clay alteration of the sandstone. Graphitic basement rocks were intersected in the majority of drill holes confirming the airborne and ground EM conductors. This is very encouraging.

Samples from these fifteen holes have been shipped to the Saskatchewan Research Council Laboratory in Saskatoon for thorough analysis. The SRC lab and indeed most assay labs in Canada are experiencing high volumes of samples and as such Dejour expects final results from these fifteen holes will be available by the end of July.

Commencing early July, Dejour will drill an additional four to six holes (1500 meters) to further test the results encountered by drilling to date, and execute a $1.2mm specific air/ground geophysical program targeting:

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$400,000 for a Transient Audio Magneto Telluric (TAMT) deep penetrating ground EM survey over the Virgin Trend North leases and permits, focusing on the area north and on strike with the Centennial zone on Cameco’s Virgin River project, which hosts the VR-18 discovery hole (5.83% U3O8 over 6.4m); parts of Sandhill Lake property (adjacent to Centennial) and parts of the R-Seven project (adjacent to Cameco’s Hook Lake property).

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$600,000 for a V-TEM helicopter borne EM system ( 3500 line km) over parts of R-Seven, Sandhill Lake, Fleming to test the claims acquired in 2005 and to test all of the Eastern Athabascan claim blocks which have not been previously surveyed with state of the art EM systems. All the data will be processed and interpreted by Condor Consulting Inc., Denver CO, Dejour’s airborne EM consultants.

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$200,000 for TDEM surveys by Patterson Geophysics and additional boulder sampling on the Virgin trend North properties to follow up on boulder geochemical anomalies defined in 2005.

This entire program is expected to be completed and interpreted by September 2006, at which time this data, when correlated with current drill core and geophysical data, will form the basis for an extensive Fall/Winter 2006 drilling program- minimum 5000 meters.

Dejour has budgeted $5 million in exploration expenditure for its Athabasca uranium search during 2006; a cumulative total of $7 million since inception of this program in 2004.

J. Allan McNutt, P. Geo., M.A.Sc., is the qualified person for Dejour’s uranium projects.

About Dejour Enterprises Ltd.

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration and development opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas. The Company is listed on the TSX Venture Exchange (DJE.V), OTC (DJEEF) and in Frankfurt, Germany (D5R). Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporations' periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100 - 808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com